Via EDGAR

October 27, 2008

Mr. Mark Kronforst

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	CSG Systems, International, Inc.

Form 10-K for Fiscal Year Ended December 31, 2007

Filed February 28, 2008

Form 10-Q for Fiscal Quarter Ended June 30, 2008

Filed August 7, 2008

Definitive Proxy Statement Filed April 10, 2008

File No. 0-27512

Dear Mr. Kronforst:

This in response to your letter of October 16, 2008 to Mr. Peter E. Kalan of CSG Systems International, Inc. (“CSG”) and a follow up to a conversation I had with Mr. Evan Jacobson.

We are respectfully requesting an extension to reply to the Commission’s request until mid-November 2008. There are a number of factors contributing to the justification for our request including:

•	The extensiveness of the requests, affecting three of our filings;

•	CSG is currently in the midst of its budgeting cycle, causing a drain on internal resources;

•	We are concurrently in the process of preparing our third quarter Form 10-Q; and

•	We are preparing for off-site Board of Directors and associated committee meetings to be held November 12th and 13th.

We would like to note that, in conjunction with the preparation of our current Form 10-Q, we will be taking your comments into consideration during the drafting process and will attempt to accommodate the Commission’s comments into the filing. Also, we will be sharing periodic updates with Mr. Jacobson as we prepare our response.

We remain available to you and the Commission staff at anytime and appreciate the accommodation.

Sincerely,

/s/ Joseph T. Ruble
Joseph T. Ruble

Executive Vice President, General Counsel, Corporate Secretary and Chief Administrative Officer

cc:	Peter E. Kalan, Chief Executive Officer and President

Randy R. Wiese, Executive Vice President and Chief Financial Officer

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